Ad hoc announcement pursuant to Art. 53 LR FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

Novartis delivers strong full year performance, 10% net sales and 18% core operating income growth (cc1), with margin expansion. Continuing innovation momentum with multiple positive Ph3 readouts

Full year (continuing operations2)
•	Net sales grew +10% (cc, +8% USD) with core operating income growing +18% (cc, +11% USD)
•	Sales growth was mainly driven by continued strong performance from Entresto (+31% cc), Kesimpta (+99% cc), Kisqali (+75% cc), Pluvicto (+261% cc) and Scemblix (+179% cc)
•	Operating income increased +39% (cc, +23% USD). Net income increased +62% (cc, +42% USD). Free cash flow from continuing operations was USD 13.2 billion (+9% USD)
•	EPS grew +70% (cc, +49% USD) to USD 4.13. Core EPS was USD 6.47 growing +25% (cc, +18% USD)

Fourth quarter (continuing operations)
•	Net sales grew +10% (cc, +8% USD) with core operating income growing +13% (cc, +5% USD),
•	Sales growth was mainly driven by continued strong performance from Entresto (+26% cc), Kisqali (+76% cc), Kesimpta (+73% cc), Cosentyx (+21% cc) and Pluvicto (+53% cc)

•	Q4 selected innovation milestones:
o	Fabhalta FDA approval for treatment of adults with PNH (both previously treated and treatment-naïve)
o	Cosentyx FDA approval for the treatment of moderate to severe HS in adults
o	Cosentyx FDA approval for intravenous formulation in three indications (PsA, AS, nr-axSpA)
o	Iptacopan Ph3 APPLAUSE-IgAN met its primary endpoint in IgAN patients
o	Atrasentan Ph3 ALIGN study met its primary endpoint in IgAN patients
o	Iptacopan Ph3 APPEAR-C3G met its primary endpoint in C3G patients
o	Scemblix Ph3 ASC4FIRST study met its primary endpoints in 1L Ph+ CML-CP patients (January)
Dividend, 2024 guidance; updated mid-term guidance
•	Dividend of CHF 3.30 per share, an increase of 3.1%, proposed for 2023
•	2024 guidance[3] – Net sales expected to grow mid single digit and core operating income expected to grow high single digit
•	Updated mid-term guidance – Net sales expected to grow 5% cc CAGR 2023-2028 with core operating income margin expanding to ~40%+ by 2027

Basel, January 31, 2024 - commenting on 2023 results, Vas Narasimhan, CEO of Novartis, said: “Novartis completed its strategic transformation into a pure-play innovative medicines company and continued its relentless pursuit of sustainable shareholder value creation. Our robust operational performance continues, with strong double-digit top and bottom-line growth, for the quarter and full year. We delivered ten positive Ph3 readouts on assets with significant sales potential, over the past year. The very strong performance of our key growth drivers and pipeline underscores the confidence in our growth (5% cc CAGR 2023-2028) and margin (40%+ by 2027) mid-term guidance.”

Key figures1
	Continuing operations
	Q4 2023	Q4 2022	% change		FY 2023	FY 2022	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 423	10 576	8	10	45 440	42 206	8	10
Operating income	2 582	1 755	47	68	9 769	7 946	23	39
Net income	2 638	1 315	101	130	8 572	6 049	42	62
EPS (USD)	1.29	0.62	108	140	4.13	2.77	49	70
Free cash flow	2 141	3 462	-38		13 160	12 123	9
Core operating income	3 821	3 645	5	13	16 372	14 794	11	18
Core net income	3 126	2 963	6	11	13 446	11 946	13	19
Core EPS (USD)	1.53	1.39	10	16	6.47	5.48	18	25

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 49 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.  . 2 As defined on page 37 of the Condensed Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing Corporate activities and Discontinued operations include operational results from the Sandoz business. 3 Please see detailed guidance assumptions on page 7

Strategy Update

Our focus

During 2023, Novartis completed our transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies - the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials

Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations.”

Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.

Following the spin-off of the Sandoz business, Novartis operates as a single global operating segment focused innovative medicines company.

The commentary below focuses on continuing operations. We also provide information on discontinued operations, which mainly includes Sandoz and allocated corporate activities.

Continuing operations

Fourth quarter

Net sales were USD 11.4 billion (+8%, +10% cc) in the fourth quarter driven by volume growth of 13 percentage points. Generic competition had a negative impact of 3 percentage points and pricing had no impact.

Operating income was USD 2.6 billion (+47%, +68% cc), mainly driven by higher net sales and lower restructuring charges, partly offset by higher SG&A and R&D investments.

Net income was USD 2.6 billion (+101%, +130% cc), mainly driven by higher operating income and non-recurring favorable tax impacts. EPS was USD 1.29 (+108%, +140% cc), benefiting from lower weighted average number of shares outstanding.

Core operating income was USD 3.8 billion (+5%, +13% cc), mainly driven by higher net sales, partly offset by higher SG&A and R&D investments. Core operating income growth in USD was impacted by negative 2 percentage points from the effect of mid-December currency devaluation in Argentina1. Core operating income margin was 33.5% of net sales, decreasing 1.0 percentage point (+1.0 percentage point cc).

1 IFRS® Accounting Standards requires for our Argentina subsidiary, as it operates in a hyperinflation economy, to translate for consolidation purposes their full year income statement to our USD presentation currency using the ARS closing rate, and not using the average exchange rate for the period. This results in the 9-months and the Q4 devaluation impact being recognized in Q4.

Core net income was USD 3.1 billion (+6%, +11% cc), mainly due to higher core operating income. Core EPS was USD 1.53 (+10%, +16% cc), benefiting from lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 2.1 billion (-38% USD), compared with USD 3.5 billion in the prior year quarter driven by lower net cash flows from operating activities.

Full year

Net sales were USD 45.4 billion (+8%, +10% cc) in the full year, driven by volume growth of 16 percentage points, partly offset by price erosion of 2 percentage points and the negative impact from generic competition of 4 percentage points.

Operating income was USD 9.8 billion (+23%, +39% cc), mainly driven by higher net sales, lower restructuring charges, and income from legal matters, partly offset by higher impairments and higher SG&A and R&D investments.

Net income was USD 8.6 billion (+42%, +62% cc), mainly driven by higher operating income and non-recurring favorable tax impacts. EPS was USD 4.13 (+49%, +70% cc).

Core operating income was USD 16.4 billion (11%, +18% cc), mainly driven by higher net sales, partly offset by higher SG&A and R&D investments. Core operating income margin was 36.0% of net sales, increasing 0.9 percentage points (+2.4 percentage points cc).

Core net income was USD 13.4 billion (+13%, +19% cc), mainly due to higher core operating income. Core EPS was USD 6.47 (+18%, +25% cc), benefiting from lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 13.2 billion (+9% USD), compared with USD 12.1 billion in 2022 driven by higher net cash flows from operating activities.

Discontinued operations

Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz prior to the spin-off up to the distribution date of October 3, 2023, and certain other expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion, representing mainly the excess amount of the IFRS Accounting Standards distribution liability, which is the estimated fair value of the Sandoz business distributed to Novartis AG shareholders, over the then carrying value of Sandoz business net assets. There were no operating results for the fourth quarter 2023 following the distribution date. The prior year includes the results for the full period.

Fourth quarter

Net income from discontinued operations amounted to USD 5.8 billion, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion, compared to USD 151 million in prior year.

Full year

Discontinued operations net sales in 2023 were USD 7.4 billion, compared to USD 9.4 billion in 2022 and operating income amounted to USD 265 million compared to USD 1.3 billion in 2022.

Net income from discontinued operations in 2023 amounted to USD 6.3 billion, compared to USD 906 million in 2022, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion.

Total Company

Fourth quarter

Total Company net income was USD 8.5 billion in 2023, compared to USD 1.5 billion in 2022 and basic EPS was USD 4.14 compared to USD 0.69 in prior year, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion. Net cash flows from operating activities for total Company amounted to USD 2.5 billion and free cash flow amounted to USD 2.1 billion.

Full year

Total Company, net income amounted to USD 14.9 billion in 2023, compared to USD 7.0 billion in 2022, and basic earnings per share was USD 7.15 compared to USD 3.19 in prior year, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion. Net cash flows from operating activities for the total company amounted to USD 14.5 billion, and free cash flow amounted to USD 13.2 billion.

Q4 key growth drivers

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q4 growth) including:
Entresto	(USD 1 635 million, +26% cc) sustained robust demand-led growth, with increased patient share across all geographies
Kisqali	(USD 610 million, +76% cc) sales grew strongly across all regions, based on increasing recognition of consistently reported overall survival in HR+/HER2- advanced breast cancer
Kesimpta	(USD 641 million, +73% cc) sales grew across all regions driven by increased demand and strong access
Cosentyx	(USD 1 303 million, +21% cc) US sales grew (+17%) and ex-US sales (+26% cc), benefitting from lower prior year base (including revenue deduction adjustments in the US)
Pluvicto	(USD 273 million, +53% cc) continued sales growth in the US. Supply now unconstrained, focusing on initiating new patients
Ilaris	(USD 376 million, +29% cc) sales grew across all regions
Leqvio	(USD 123 million, +190% cc) launch is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education
Scemblix	(USD 125 million, +143% cc) continued its strong launch uptake demonstrating the high unmet need in CML
Jakavi	(USD 444 million, +14% cc) sales grew in emerging growth markets, Europe and Japan, driven by strong demand in both myelofibrosis and polycythemia vera indications
Xolair	(USD 378 million, +16% cc) sales grew across all regions
Tafinlar + Mekinist	(USD 486 million, +7% cc) sales grew mainly in the US and emerging growth markets, partly offset by decline in Europe
Promacta/Revolade	(USD 563 million, +4% cc) sales grew mainly in the US driven by increased use in chronic ITP and severe aplastic anemia
Piqray	(USD 131 million, +18% cc) sales grew mainly in the US
Lutathera	(USD 147 million, +13% cc) sales grew across all regions due to increased demand
Emerging Growth Markets*
Grew +18% (cc) overall. China grew (+38% cc) to USD 0.8 billion, due to lower prior year base. For the full year, China grew +17% (cc)
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

Net sales of the top 20 brands in 2023

	Q4 2023	% change		FY 2023	% change
	USD m	USD	cc	USD m	USD	cc
Entresto	1 635	27	26	6 035	30	31
Cosentyx	1 303	21	21	4 980	4	5
Promacta/Revolade	563	4	4	2 269	9	10
Kesimpta	641	74	73	2 171	99	99
Kisqali	610	71	76	2 080	69	75
Tafinlar + Mekinist	486	5	7	1 922	9	11
Tasigna	446	-6	- 6	1 848	-4	-3
Jakavi	444	14	14	1 720	10	12
Lucentis	301	-24	- 25	1 475	-21	-20
Xolair	378	17	16	1 463	7	9
Ilaris	376	25	29	1 355	20	22
Sandostatin	316	4	5	1 314	6	8
Zolgensma	286	-7	- 4	1 214	-11	-9
Pluvicto	273	53	53	980	262	261
Gilenya	154	-55	- 55	925	-54	-54
Exforge Group	156	-2	- 1	713	-4	-1
Galvus Group	153	-27	- 17	692	-19	-11
Diovan Group	147	4	6	613	-6	-1
Lutathera	147	15	13	605	28	28
Gleevec/Glivec	128	-27	- 25	561	-25	-22
Top 20 brands total	8 943	13	14	34 935	10	12

R&D update - key developments from the fourth quarter

New approvals
Fabhalta (iptacopan)	Approved in the US as the first oral monotherapy for the treatment of adults (both previously treated and treatment-naïve patients) with paroxysmal nocturnal hemoglobinuria (PNH)
Cosentyx
Approved in the US as the first new biologic therapy for the treatment of moderate to severe hidradenitis suppurativa (HS) in adults in nearly a decade

Approved in the US as an intravenous formulation in three indications: psoriatic arthritis, ankylosing spondylitis, and non-radiographic axial SpA

Results from ongoing trials and other highlights
Scemblix (asciminib)
Ph3 ASC4FIRST study met both primary endpoints (major molecular response rate  vs. imatinib or investigator-selected tyrosine kinase inhibitors) with clinically meaningful and statistically significant results in newly diagnosed patients with Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase (Ph+ CML-CP). Additionally, Scemblix showed a favorable safety and tolerability profile. Data will be presented at an upcoming medical conference and submitted to regulatory authorities in 2024

Ph3 ASCEMBL study, median follow-up of almost 4 years, in patients with Ph+ CML-CP continue to support the efficacy, safety and tolerability profile compared with bosutinib in 3L+ setting. Data presented at ASH 2023

Fabhalta (iptacopan)
Ph3 APPLAUSE-IgAN study interim analysis demonstrated clinically meaningful and highly statistically significant proteinuria reduction in patients with IgA nephropathy. The trial met its pre-specified interim analysis (9 months) primary endpoint, demonstrating superiority vs. placebo in proteinuria reduction, with safety consistent with previously reported data. Novartis plans to review interim data with regulatory authorities for accelerated approval; study continues with final readout at 24 months

Ph3 APPEAR-C3G study met its primary endpoint, demonstrating superiority of iptacopan vs placebo in proteinuria reduction at six-month analysis and provided clinically meaningful and statistically significant proteinuria reduction in patients with C3G on top of background therapy. Iptacopan’s safety profile was consistent with previously reported data. Data to be presented at an upcoming medical meeting. Study continues with all patients receiving active therapy for six-months

Ph3 APPLY-PNH extension data showed sustained efficacy and long-term safety of Fabhalta in adults with paroxysmal nocturnal hemoglobinuria (PNH). Data showed sustained clinically meaningful hemoglobin-level increases to near-normal (≥12 g/dL), blood transfusion avoidance, and improved patient-reported fatigue in the majority of patients. Comparable benefits were seen in those patients switching from anti-C5 therapy to Fabhalta. Safety profile at 48 weeks was similar to 24 week data. Data presented at ASH 2023 atrasentan
Ph3 ALIGN study met its primary endpoint, demonstrating superiority of atrasentan vs placebo in proteinuria reduction at 36-week interim analysis with clinically meaningful and highly statistically significant reduction in proteinuria in IgAN patients receiving supportive care. Safety profile of atrasentan was consistent with previously reported data. Data to be presented at an upcoming medical meeting. Study continues with final readout expected in 2026 remibrutinib
Ph3 REMIX-1 and REMIX-2 trials showed clinically meaningful and statistically significant reduction in weekly urticaria activity (UAS7), itch (ISS7) and hives (HSS7) at Week 12 vs placebo in patients with CSU. Significant improvement in symptom control was seen as early as Week 2 and sustained up to Week 12. Remibrutinib was well-tolerated and demonstrated a favorable safety profile with rates of overall adverse events comparable to placebo and balanced liver function tests across both studies. Studies are ongoing with final (52-week) readout and regulatory submissions in 2024. Data presented at AAAI 2023

Kisqali (ribociclib)
Final protocol-specified iDFS analysis of Ph3 NATALEE trial (with a median follow-up of 33.3 months and 78.3% of patients having completed ribociclib) reinforces 25% reduction in risk of recurrence across broad population of patients with HR+/HER2- early breast cancer and continues to support regulatory submissions. iDFS benefit remains consistent across key patient subgroups, with stability in secondary endpoints including overall survival (OS). Among patients with stage II and stage III tumors, ribociclib lowered risk of disease recurrence by 30% and 24.5%, respectively. Safety profile was in line with previously reported results. Data presented at SABCS 2023. NATALEE data submitted to the FDA in December 2023

Early-stage business development in core therapeutic areas and technologies
Cardiovascular-Renal-Metabolic:
• Chong Kun Dang (LMW, lead asset CKD-510 for diseases in which the enzyme HDAC6 is thought to play a role, including some cardiovascular diseases)
• SanReno (LMW and mAb, securing worldwide rights for Atrasentan/Zigakibart)
• Argo Biopharma (xRNA, undisclosed targets)

Neuroscience:
• Voyager Therapeutics (Gene therapy, strategic collaboration and capsid license agreement for potential Huntington’s Disease and spinal muscular atrophy therapies)

Immunology:
• Calypso (Biotherapeutics, lead asset CALY-002 a promising anti-IL-15 mAB, to be investigated in a range of autoimmune indications)

Oncology:
• Legend Biotech (Cell Therapy, targeting DLL3, a ligand highly expressed in several cancers)

Isomorphic Labs – Leveraging AI including next generation AlphaFold model, to discover novel small molecule therapeutics against undisclosed targets

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In 2023, Novartis repurchased a total of 87.5 million shares for USD 8.4 billion on the SIX Swiss Exchange second trading line. These repurchases included 52.8 million shares (USD 4.9 billion) under the USD 15 billion share buyback (announced in December 2021 and completed in June 2023) and 23.0 million shares (USD 2.3 billion) under the new up-to USD 15 billion share buyback announced in July 2023 (which is continuing as planned, with up-to USD 12.7 billion remaining). In addition, 11.7 million shares (USD 1.2 billion) were repurchased to mitigate dilution related to participation plans of associates. Furthermore, 1.6 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 13.5 million shares (for an equity value of USD 1.1 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 75.6 million versus December 31, 2022. These treasury share transactions resulted in an equity decrease of USD 7.4 billion and a net cash outflow of USD 8.6 billion.

As of December 31, 2023, net debt increased to USD 10.2 billion compared to USD 7.2 billion at December 31, 2022. The increase was mainly due to the USD 7.3 billion annual dividend payment, net cash outflow for treasury share transactions of USD 8.6 billion and net cash outflow for M&A / intangible assets transactions of USD 3.3 billion. This increase in net debt was partially offset by USD 13.2 billion free cash flow and a USD 3.0 billion reduction in the net debt position of Novartis related to the Sandoz spin-off.

As of Q4 2023, the long-term credit rating for the Company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2024 outlook

Barring unforeseen events; growth vs prior year in cc
Net sales	Expected to grow mid single digit
Core operating income	Expected to grow high single digit

Key assumptions:
•	Our guidance assumes that no Entresto generics launch in the US in 2024
Foreign exchange impact

If late-January exchange rates prevail for the remainder of 2024, the foreign exchange impact for the year would be negative 1 percentage point on net sales and negative 3 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Annual General Meeting

Dividend proposal

The Novartis Board of Directors proposes a dividend payment of CHF 3.30 per share for 2023, up 3.1% from CHF 3.20 per share in the prior year, representing the 27th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the Annual General Meeting on March 5, 2024.

Reduction of share Capital

The Novartis Board of Directors proposes to cancel 87 547 255 shares (repurchased under the authorization of  March 4, 2022) and to reduce the share capital accordingly by CHF 42.9 million, from CHF 1 115 964 098.48 to CHF 1 073 065 943.53.

Elections of the Board Chair and the members of the Board of Directors

The Board of Directors proposes the re-election of all current members of the Board of Directors (including the Board Chair).

Key figures1

Continuing operations[2]	Q4 2023	Q4 2022	% change			FY 2023	FY 2022	% change
	USD m	USD m	USD	cc		USD m	USD m	USD	cc
Net sales	11 423	10 576	8	10	Net sales	45 440	42 206	8	10
Operating income	2 582	1 755	47	68	Operating income	9 769	7 946	23	39
As a % of sales	22.6	16.6			As a % of sales	21.5	18.8
Net income	2 638	1 315	101	130	Net income	8 572	6 049	42	62
EPS (USD)	1.29	0.62	108	140	EPS (USD)	4.13	2.77	49	70
Cash flows from operating activities	2 547	3 768	-32		Cash flows from operating activities	14 220	13 039	9
Non-IFRS measures					Non-IFRS measures
Free cash flow	2 141	3 462	-38		Free cash flow	13 160	12 123	9
Core operating income	3 821	3 645	5	13	Core operating income	16 372	14 794	11	18
As a % of sales	33.5	34.5			As a % of sales	36.0	35.1
Core net income	3 126	2 963	6	11	Core net income	13 446	11 946	13	19
Core EPS (USD)	1.53	1.39	10	16	Core EPS (USD)	6.47	5.48	18	25

Discontinued operations[2]	Q4 2023	Q4 2022	% change			FY 2023	FY 2022	% change
	USD m	USD m	USD	cc		USD m	USD m	USD	cc
Net sales		2 374	nm	nm	Net sales	7 428	9 372	nm	nm
Operating income		194	nm	nm	Operating income	265	1 251	nm	nm
As a % of sales		8.2			As a % of sales	3.6	13.3
Net income	5 842	151	nm	nm	Net income	6 282	906	nm	nm
Non-IFRS measures					Non-IFRS measures
Core operating income		385	nm	nm	Core operating income	1 185	1 871	nm	nm
As a % of sales		16.2			As a % of sales	16.0	20.0

Total Company	Q4 2023	Q4 2022	% change			FY 2023	FY 2022	% change
	USD m	USD m	USD	cc		USD m	USD m	USD	cc
Net income	8 480	1 466	nm	nm	Net income	14 854	6 955	nm	nm
EPS (USD)	4.14	0.69	nm	nm	EPS (USD)	7.15	3.19	nm	nm
Cash flows from operating activities	2 547	4 111	nm	nm	Cash flows from operating activities	14 458	14 236	nm	nm
Non-IFRS measures					Non-IFRS measures
Free cash flow	2 141	3 713	nm	nm	Free cash flow	13 179	13 038	nm	nm
Core net income	3 127	3 251	nm	nm	Core net income	14 336	13 352	nm	nm
Core EPS (USD)	1.53	1.52	nm	nm	Core EPS (USD)	6.90	6.12	nm	nm

nm= not meaningful

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 49 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
[2] As defined on page 37 of the Condensed Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing Corporate activities and Discontinued operations include operational results from the Sandoz business.
Detailed financial results accompanying this press release are included in the Condensed Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/a507329c-1dd6-43c6-8a9b-9d0b86d9bf20/

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “continue,”  “ongoing,” “grow,” “launch,” “expect,”  “deliver,” “transformation,” “focus,” “address,” “accelerate,” “remain,” “scaling,” “guidance,” “outlook,” “long-term,” “driven,” “priority,” “potential,” “can,”  “will,” “propose,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding ongoing or future share repurchases; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

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Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates

March 5, 2024	Annual General Meeting
April 23, 2024	First quarter 2024 results
May 15-16, 2024	Meet Novartis Management 2024 (Cambridge, MA, USA)
July 18, 2024	Second quarter & Half year 2024 results
October 29, 2024	Third quarter & Nine months 2024 results